05037067

SECURITI   ) EXCHANGE COMMISSION

Washington, D.C. 20549   ION VE...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 40605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rafferty Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Hilton Avenue
(No. and Street)

Garden City , NY 11530
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Sprague   (914) 614 - 6350
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cipolla Szikray Assurance Services, LLC
(Name – if individual, state last, first, middle name)

One Boland Drive, #102, West Orange, NJ 07052
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, STEPHEN P. SPRAGUE _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAFFERTY CAPITAL MARKETS, LLC _____, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
Title

_____
Notary Public

IRENE M. TANSEY
Notary Public, State of New York
No. 01TA5078879   Nassau
Qualified in Westchester County
Commission Expires June 2, ~~1996~~ 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAFFERTY CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052

RAFFERTY CAPITAL MARKETS, LLC

December 31, 2004

CONTENTS

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

INDEPENDENT AUDITORS' REPORT

To the member of Rafferty Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Rafferty Capital Markets, LLC (the Company) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rafferty Capital Markets, LLC at December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cipolla Sziklay Assurance Services, L.L.C.

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 18, 2005

1

RAFFERTY CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	1,703,740
Accounts receivable from customers		166,293
Receivable from broker-dealers and clearing organizations		68,595,394
Accrued coupon interest receivable		52,286
Employee advances		204,871
Deposits with clearing organizations		2,086,308
Securities owned, at market		5,822,089
Prepaid expenses and other		163,761
TOTAL ASSETS	$	78,794,742

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	3,867,747
Payable to broker-dealers and clearing organizations		68,548,459
Margin loan payable		1,302,814
Subordinated loans due to affiliates		968,943
TOTAL LIABILITIES		74,687,963
Member's Equity		4,106,779
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	78,794,742

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenues

Commission income	$ 25,686,239
Trading income, net	210,133
Fee income	471,819
Interest and dividends	292,715
Total revenues	26,660,906

Expenses

Employee compensation and benefits	19,137,367
Clearing and execution expenses	990,119
Regulatory fees	100,670
Other operating expenses	6,865,937
Total expenses	27,094,093
Net loss	$ (433,187)

See notes to financial statements.

Balance, January 1, 2004	$	4,539,966
Net loss		(433,187)
Balance, December 31, 2004	$	4,106,779

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities		
Net loss	$	(433,187)
Adjustment to reconcile net loss to net cash		
used by operating activities		
Fair market value adjustment		(12,014)
(Increase) in assets		
Accounts receivable from customers		(132,544)
Receivable from broker-dealers and clearing organizations		(68,595,394)
Accrued coupon interest receivable		(16,705)
Deposits with clearing organizations		(1,080,301)
Investment in marketable securities		(2,346,044)
Prepaid expenses and other		(43,261)
Increase in liabilities		
Accrued expenses		494,431
Payable to broker-dealers and clearing organizations		68,548,459
Net cash used by operating activities		(3,616,560)
Cash flows from investing activities		
Increase in employee advances		(204,871)
Decrease in due from affiliates		5,139
Net cash used by investing activities		(199,732)
Cash flows from financing activities		
Margin loan payable		1,302,814
Subordinated liabilities		968,943
Net cash provided by financing activities		2,271,757
Decrease in cash		(1,544,535)
Cash, beginning of year		3,248,275
Cash, end of year	$	1,703,740

See notes to financial statements.

5

Note 1   **Significant Accounting Policies**

Rafferty Capital Markets, LLC (the Company) was formed as a New York Limited Liability Company October 16, 2000. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in accounts, which, at times, may exceed federally insured limits. The Company had approximately $2,284,000 of uninsured cash balances at December 31, 2004.

Securities trading transactions and commission income of the Company are recorded on a trade date basis.

All of the Company's financial instruments are carried at fair market value or amounts approximating fair market value due to their short term nature or quoted market prices. Changes in market values of securities owned are included in the determination of net income.

Note 2   **Securities Owned, at Market**

Marketable securities owned are considered trading securities by management. At December 31, 2004, marketable securities consisted of equity securities ($2,253,697) and fixed income securities ($3,568,392).

Note 3   **Transactions with Related Entities**

The Company had the following 2004 transactions with its member and other affiliates that share common ownership:

Loans receivable, January 1, 2004	$ 5,139
Costs paid by Company for the benefit of affiliates	2,806,217
Costs paid by affiliates for the benefit of the Company	(2,632,664)
Cash paid by the Company to affiliates	7,575,000
Cash paid by affiliates to the Company	(5,170,689)
Securities paid by affiliates to the Company	(3,551,946)
Subordinated loans payable, December 31, 2004	$(968,943)

Note 3   **Transactions with Related Entities (continues)**

The subordinated obligation does not bear interest, and is payable on demand.

Note 4   **Income Taxes**

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's member includes the Company's taxable income in its income tax return.

Note 5   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $2,891,896, which was $2,638,980 in excess of its required net capital (the greater of 6 2/3% of aggregate indebtedness or $150,000). The Company's aggregate indebtedness to net capital ratio was 1.31 to 1.

Note 6   **Employee Benefit Plans**

The Company maintains a discretionary qualified retirement savings plan covering eligible full-time employees. During 2004, the Company contributed $823,810 into the plan.

Note 7   **Financial Transactions with Off-Balance-Sheet Risk**

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations.

Note 8   **Commitments and Contingencies**

Litigation

The Company is a defendant in three separate actions commenced by Lakeland Bank and a separate action by Royal Indemnity Insurance Company. Such actions have been consolidated for discovery purposes under Federal Multi-District litigation procedure. These actions arise from the sale of pools of equipment leases by Commercial Money Center (CMC) and utilizing the Company as broker. Many of these leases have been placed into a defaulted position and Lakeland Bank now seeks rescission and other like remedies against CMC and other insuring defendants, including the Company, as broker.

Note 8   **Commitments and Contingencies (Continued)**

Litigation (Continued)

It is the intention of the Company's management and counsel to contest these matters. There is presently no indication or estimate of the likelihood of an unfavorable outcome of these matters. Accordingly, no loss accrual has been recorded in the accompanying financial statements.

Operating Lease

The Company rents office space under non-cancelable operating lease agreements expiring through 2015. Certain leases are subject to rental increases, and for the Company to pay its pro-rata share of utilities, real estate taxes and other costs.

During 2004, the Company was also subject to office operating leases in Florida and California. Such leases expired during 2004. The Company is currently negotiating new operating leases for these two offices.

Minimum annual future rental payments under the operating leases, excluding utilities and other operating costs follows:

Year Ending December 31,	
2005	$ 650,893
2006	642,464
2007	586,393
2008	496,093
2009	533,433
Thereafter	3,033,902
Totals	$5,943,178

Rent expense including utilities and other occupancy costs for the year ended December 31, 2004 was $1,048,550.

SUPPLEMENTARY INFORMATION

Total member's equity	$ 4,106,779
Non-allowable assets	(589,511)
Net capital before haircuts on securities positions	3,517,268
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])	(625,372)
NET CAPITAL	$ 2,891,896
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 3,793,747
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 252,916
Minimum net capital	$ 150,000
Excess net capital	$ 2,638,980
Excess net capital at 1000%	$ 2,512,521
Ratio - aggregate indebtedness to net capital	1.31 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2004)

Net capital, as reported by Company (unaudited)	$ 3,125,523
Adjustments:	
Additional bonus and severance accruals and other overhead allocation adjustments	(457,118)
Adjustment of prepaid and other non-allowable assets	223,703
Presentation error	(212)
	(233,627)
NET CAPITAL (per above)	$ 2,891,896

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17a-5

To the member of Rafferty Capital Markets, LLC:

In planning and performing our audit of the financial statements of Rafferty Capital Markets, LLC for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Cipolla Sziklay Assurance Services, L.L.C.

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 18, 2005